                                 UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)

                      Southward Ventures Depositary Trust
                      -----------------------------------
                                [Name of Issuer]

                        Trust Certificate, No Par Value
                        -------------------------------
                         [Title of Class of Securities]

                           ------------------------
                                 [CUSIP Number]

                         James A. & Margaret M. Ruffalo
                                14 Coppola Court
                             Clifton, NJ 07013-1543
                            Tel. No. (201) 684-0351

                                  July 3, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. __________                         Page 2 of 4 Pages

1.   [NAME OF REPORTING PERSON]
     James A. Ruffalo: S.S.# ###-##-#### & Margaret M. Ruffalo: S.S. #
     ###-##-####

2.   Check the appropriate Box if a member of a group  (a)__
                                                       (b)__

3.   SEC Use Only


4.   [SOURCE OF FUNDS]
     PF


5.   [CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    __

6.   [CITIZENSHIP OR PLACE OF ORGANIZATION]
     United States

NUMBER OF      7. [SOLE VOTING POWER]

SHARES         8. [SHARED VOTING POWER]

BENEFICIALLY

OWNED BY       9. [SOLE DISPOSITIVE POWER]

EACH

REPORTING      10.[SHARED DISPOSITIVE POWER]

PERSON WITH

11.  [AGGREGRATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON]
     306,700

12.  [CHECK BOX IF THE AGGREGRATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES                                    __

13.  [PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11]
     9.65%

14.  [TYPE OF REPORTING PERSON]
     IN
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Item 1.  Security and Issuer

     The title of the class of equity securities are Trust Certificates with No Par Value. The principal executive office of Southward Ventures Depositary Trust is located at 2900 High Ridge Road Boynton Beach, Florida 33426.

Item 2.  Identity and Background

     (a)  James A. & Margaret M. Ruffalo (b)  14 Coppola Court
          Clifton, NJ 07013-1543
     (c)  The occupation of the undersigned is a Private Investor.
     (d) During the last five years, the undersigned was not a party to a civil proceeding and as a result is or was not subject to a judgment, decree or final order.
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     The source of funds used in making the purchases is from the personal funds of the undersigned.

Item 4.  Purpose of Transaction

     Investment

Item 5.  Interest in Securities of the Issuer

     The aggregate number of shares outstanding as of March 31, 1997 is 3,177,019 shares of Trust Certificates with no par value.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to Be Filed as Exhibits

     None
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 11, 1997                      /s/ James A. Ruffalo
------------------------           -----------------------
Date                               James A. Ruffalo


                                   /s/ Margaret M. Ruffalo
                                   ------------------------
                                   Margaret M. Ruffalo